Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth Renasant Corporation’s consolidated ratio of earnings to fixed charges including interest on deposits and its ratio of earnings to fixed charges excluding interest on deposits for each of the years in the five-year period ended December 31, 2011 and for the six-month period ended June 30, 2012. No shares of preferred stock were outstanding, and Renasant Corporation did not pay dividends on preferred stock, during these periods. As a result, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges for these periods.

	Six months ended June 30, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
Ratios of earnings to fixed charges:

Excluding interest on deposits	4.76	4.30	3.82	1.97	2.14	3.35

Including interest on deposits	2.09	1.82	1.76	1.34	1.35	1.44